**For Immediate Release**



# 8x8 Enters Into Agreements with Two Investors for $15 Million Sale of Common Stock

*SANTA CLARA, Calif*. – December 14, 2005 -- 8x8, Inc. (Nasdaq: EGHT), the Packet8 Voice over Internet Protocol (VoIP) and videophone communications service provider, today announced that it has agreed to sell 7,142,858 shares of common stock to two institutional investors at a purchase price of $2.10 per share for aggregate proceeds of approximately $15 million before placement fees and other offering expenses. The investors will also receive warrants to purchase 1,785,714 shares of common stock at an exercise price of $3.00 per share. The warrants contain weighted average anti-dilution provisions. The transaction is expected to close and fund on or about Monday, December 19, 2005.

The net proceeds of approximately $14 million from the offering will be used to provide additional capital to scale the Packet8 VoIP services and subscriber base to both retail and wholesale customers, as well as provide additional working capital for general corporate purposes.

"The market for VoIP services is one of the fastest growing segments in telecommunications and the demand for proven, scalable voice, video and Virtual Office business solutions is increasing," said Bryan R. Martin, Chairman and Chief Executive Office of 8x8. "The support shown by our investors provides us with a strong financial position to enable us to scale and take advantage of the global opportunities before us."

A.G. Edwards and Griffin Securities acted as placement agents for the offering. The shares in this offering are being issued under a shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

## About 8x8, Inc.

VoIP (Voice over Internet Protocol) service provider 8x8, Inc. offers internet-based telephony solutions for individual residential and business users as well as small to medium sized business organizations. 8x8's wholesale voice and video services include a suite of VoIP platforms with a session initiation protocol switching infrastructure at its core together with voice, video, and wireless endpoint devices to form an end-to-end solution.

Since its establishment in 1987, 8x8 has contributed to the advancement of voice and video communications on both technology and service provision levels. The company currently holds 60 United States patents with additional patents pending.

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to the receipt of funding from the investors, the scaling of the Packet8 VoIP services and subscriber base, and the use of the net proceeds from the offering. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that the funding is not received from the investors in a timely manner or at all. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

For additional company information, visit 8x8's web site at www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office and Packet8 Softalk are trademarks of 8x8, Inc.

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MEDIA RELATIONS CONTACT:
Joan Citelli
8x8, Inc.
JCitelli@8x8.com
(408) 687-4320